UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

WITH POSITIVE EVOLUTION ACROSS ALL SERVICE REVENUE LINES AND COST SAVINGS FOR THE 7th CONSECUTIVE QUARTER, VIVO REACHES 7.8% OF EBITDA GROWTH AND 28.3% OF NET INCOME EXPANSION DURING THE 3Q17

HIGHLIGHTS

o	Total accesses came to 97.6 million in September 2017, 74.6 million of which in the mobile business (+1.5% y-o-y¹) and 23.1 million in the fixed business (-2.7% y-o-y);
o	Mobile market share reached 30.8% in August 2017 (+1.5 p.p. vs. Aug-16);
o	Postpaid mobile accesses grew 9.7% y-o-y, reaching market share of 42.3% in August 2017 (19.5 p.p. higher than the second player);
o	Mobile ARPU recorded y-o-y growth of 2.1% in 3Q17, fueled by the higher share of postpaid clients in the mix and the stronger adoption of data packages, whose ARPU increased by 26.3% y-o-y in 3Q17;
o	Broadband accesses totaled 7.5 million clients in 3Q17 (+1.9% y-o-y), with FTTx² connections accounting for 60.0% of the base, accompanied by y-o-y growth of 8.7% and 115 thousand new FTTH additions in the quarter. Broadband ARPU climbed 16.5% y-o-y in 3Q17;
o	Net operating service revenue grew 2.4% in 3Q17 over 3Q16 (4.3% up y-o-y, excluding regulatory effects);
o	Mobile services revenue3 continued to rise above inflation, to 3.7% y-o-y³ in 3Q17 (versus 4.8% y-o-y in 2Q17). Data and digital services revenue increased 28.2% y-o-y, accounting for 72.9% of mobile services revenue in 3Q17;
o	Operating costs fell 1.0% in 3Q17 over 3Q16 (LTM IPCA: +2.5%), reflecting the continuous efforts to reduce costs by focusing on increasing efficiency and digitalization;
o	EBITDA totaled R$3,676.9 million in 3Q17, 7.8% up y-o-y, accompanied by an EBITDA margin of 33.8%, an increase of 1.9 p.p. y-o-y;
o	CAPEX totaled R$2,187.5 million in 3Q17 and R$5,333.6 million in 9M17. Operating cash flow4,5 (EBITDA - Capex) increased by 12.6% y-o-y in 9M17, to R$5,385.6 million;
o	Free cash flow from business activities grew 40.8% in 9M17, to R$4,556.6 million, driven by greater efficiency and optimized allocation of Capex;
o	4G coverage expansion, reaching 1,919 cities, covering 75.7% of population, of which 96 cities with access to 4G+ technology in September, improving customer experience;
o	Launch of twelve new cities with FTTH technology in 2017, reaching 83 cities in October 2017;
o	The Net Income amounted to R$1,222.7 million in 3Q17, 28.3% up on 3Q16. In 9M17, the net income came to R$3,091.8 million.

1

Telefônica Brasil S.A. (B3: VIVT3 and VIVT4, NYSE: VIV) discloses today its results for the third quarter of 2017, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

HIGHLIGHTS

Consolidated in R$ million	3Q17	3Q16	∆%	2Q17	∆%	9M17	9M16	∆%

Net Operating Revenues	10,885.9	10,693.4	1.8	10,697.2	1.8	32,173.2	31,634.8	1.7

Net Operating Services Revenues	10,631.3	10,386.1	2.4	10,434.6	1.9	31,400.1	30,716.1	2.2

Net operating mobile revenues	6,355.5	6,131.7	3.7	6,271.7	1.3	18,835.2	18,026.9	4.5
Net operating fixed revenues	4,275.8	4,254.4	0.5	4,162.9	2.7	12,564.9	12,689.2	(1.0)

Net handset revenues	254.6	307.3	(17.2)	262.6	(3.0)	773.1	918.7	(15.8)

Operating costs	(7,209.0)	(7,283.1)	(1.0)	(7,168.8)	0.6	(21,454.0)	(21,235.7)	1.0
Recurring Operating costs[1]	(7,209.0)	(7,283.1)	(1.0)	(7,168.8)	0.6	(21,454.0)	(21,648.0)	(0.9)

EBITDA	3,676.9	3,410.3	7.8	3,528.4	4.2	10,719.2	10,399.1	3.1
EBITDA Margin %	33.8%	31.9%	1.9 p.p.	33.0%	0.8 p.p.	33.3%	32.9%	0.4 p.p.

Recurring EBITDA[1]	3,676.9	3,410.3	7.8	3,528.4	4.2	10,719.2	9,986.8	7.3
Recurring EBITDA Margin[1] %	33.8%	31.9%	1.9 p.p.	33.0%	0.8 p.p.	33.3%	31.6%	1.7 p.p.

Net income	1,222.7	952.7	28.3	872.9	40.1	3,091.8	2,870.4	7.7
Recurring Net income[1]	1,222.7	952.7	28.3	872.9	40.1	3,091.8	2,598.3	19.0

Capex (ex licenses)[2]	2,187.5	1,941.0	12.7	1,818.0	20.3	5,333.6	5,203.5	2.5

Operational Cash Flow[1,2]	1,489.4	1,469.3	1.4	1,710.4	(12.9)	5,385.6	4,783.3	12.6

Total accesses (thousand)	97,639	97,201	0.5	97,585	0.1	97,639	97,201	0.5
Total mobile accesses	74,562	73,495	1.5	74,335	0.3	74,562	73,495	1.5
Total fixed accesses	23,077	23,706	(2.7)	23,250	(0.7)	23,077	23,706	(2.7)

1) Excludes the non-recurring effect from the sale of towers in 1Q16, positively impacting costs and EBITDA by R$513.5 million and the net income by R$338.9million, and the non-recurring effect from the corporate restructuring in 2Q16, negatively impacting costs and EBITDA by R$101.2 million and the net income by R$66.8 million;
2) Excludes the amount of the 2.5GHz licenses acquired through the ANATEL auction of spectrum leftovers in December 17 2015, in the amount of R$ 185.5 million.

2

MOBILE BUSINESS

OPERATIONAL PERFORMANCE

Thousand	3Q17	3Q16	∆%	2Q17	∆%	9M17	9M16	∆%

Mobile total accesses	74,562	73,495	1.5	74,335	0.3	74,562	73,495	1.5
Postpaid	35,664	32,499	9.7	34,683	2.8	35,664	32,499	9.7
M2M	5,854	4,778	22.5	5,599	4.6	5,854	4,778	22.5
Prepaid	38,897	40,996	(5.1)	39,652	(1.9)	38,897	40,996	(5.1)
Market Share	30.8%	29.3%	1.5 p.p.	30.7%	0.1 p.p.	30.8%	29.3%	1.5 p.p.
Postpaid¹	42.3%	42.4%	(0.1) p.p.	42.3%	(0.0) p.p.	42.3%	42.4%	(0.1) p.p.
Mobile Broadband (modem only)¹	49.6%	50.0%	(0.4) p.p.	50.0%	(0.4) p.p.	49.6%	50.0%	(0.4) p.p.
Net additions	227	191	18.7	338	(33.0)	784	226	246.4
Postpaid	981	870	12.8	858	14.4	2,274	1,425	59.6
Market Share of postpaid net additions¹	38.4%	45.2%	(6.8) p.p.	59.0%	(20.6) p.p.	45.6%	43.2%	2.4 p.p.
Market penetration¹	116.5%	121.6%	(5.1) p.p.	116.6%	(0.0) p.p.	116.5%	121.6%	(5.1) p.p.
Monthly churn	3.4%	3.4%	(0.0) p.p.	3.3%	0.1 p.p.	3.4%	3.3%	0.0 p.p.
Postpaid ex. M2M	1.8%	1.7%	0.0 p.p.	1.8%	(0.0) p.p.	1.7%	1.8%	(0.1) p.p.
Prepaid	4.8%	4.7%	0.1 p.p.	4.6%	0.2 p.p.	4.7%	4.5%	0.2 p.p.
ARPU (R$/month)²	28.4	27.8	2.1	28.2	0.8	28.2	27.3	3.3
Voice	7.7	11.4	(32.5)	8.0	(3.1)	8.2	12.0	(31.9)
Data	20.7	16.4	26.3	20.2	2.4	20.1	15.3	30.7
Postpaid ex. M2M ARPU²	51.5	51.2	0.7	52.6	(2.1)	52.0	50.8	2.4
Prepaid ARPU²	13.5	13.6	(0.6)	13.1	3.5	13.4	13.6	(1.5)
M2M ARPU²	2.8	2.4	18.5	3.2	(10.6)	3.0	3.0	0.1
MOU	160.4	158.9	1.0	158.1	1.5	158.6	156.8	1.1
1) August 2017 (Market Share of postpaid net additions: July and August 2017). 2) ARPU data including intercompany revenue eliminations.

	o	Total accesses came to 74,562 thousand at the close of the quarter, a 1.5% upturn over 3Q16. The postpaid segment continues to be worthy of mention, with y-o-y expansion of 9.7%, totaling 35,664 thousand accesses and accounting for 47.8% of mobile accesses, up by 3.6 p.p. in the annual comparison.
Mobile net additions grew 18.7% y-o-y

	o	Total market share came to 30.8% in August 2017 (+1.5 p.p. y-o-y). In the postpaid segment, Telefônica Brasil achieved 45.6% in market net additions in 9M17, reaching a market share of 42.3% in August. The Company also has a relevant market share in 4G-technology terminals, thus maintaining its leadership position (33.9% in August 2017) and reflecting the quality of the customer base and the Company’s strategy focused on data.

	o	In the third quarter, mobile net additions came to 227 thousand accesses (+18.7% y-o-y), with postpaid net additions totaling 981 thousand accesses (+12.8% y-o-y) and prepaid net disconnections amounting to 755 thousand accesses, with a significant migration of prepaid clients to hybrid plans.

	o	The prepaid customer base contracted by 5.1% in September 2017 over September 2016, due to the Company’s strategy focused on the migration of prepaid clients to hybrid plans and the adoption of a restrictive policy for disconnecting inactive clients within the criteria established by ANATEL.

	o	In the Machine-to-Machine (M2M) market, the access base continued to grow, reaching 5.9 million customers in September 2017, 22.5% up on 3Q16. Telefônica Brasil also leads in this segment, reaching a market share of 40.4% in August 2017.
Mobile ARPU grew 2.1% y-o-y in 3Q17

	o	Total ARPU moved up by 2.1% in 3Q17 over 3Q16, boosted by the performance of data ARPU, up by 26.3%. Excluding MTR reductions in the period, total ARPU posted y-o-y growth of 4.5%.

NET OPERATING REVENUE

Consolidated in R$ million	3Q17	3Q16	∆%	2Q17	∆%	9M17	9M16	∆%

Net operating mobile revenues	6,610.1	6,439.0	2.7	6,534.3	1.2	19,608.4	18,945.6	3.5

Net service mobile revenues	6,355.5	6,131.7	3.7	6,271.7	1.3	18,835.2	18,026.9	4.5
Outgoing voice	1,433.0	2,245.9	(36.2)	1,539.9	(6.9)	4,645.0	6,903.1	(32.7)
Interconnection	296.4	271.8	9.1	233.1	27.1	802.1	956.1	(16.1)
Data plus Digital Services	4,630.5	3,612.9	28.2	4,500.5	2.9	13,389.7	10,120.9	32.3
Messaging P2P	350.5	385.4	(9.1)	367.9	(4.7)	1,091.2	1,149.0	(5.0)
Internet	3,289.9	2,671.2	23.2	3,530.6	(6.8)	10,214.7	7,289.1	40.1
Digital Services	990.0	556.3	78.0	602.0	64.5	2,083.8	1,682.8	23.8
Other services	(4.3)	1.1	n.a.	(1.8)	138.5	(1.6)	46.7	n.a.
Net handset revenues	254.6	307.3	(17.2)	262.6	(3.0)	773.1	918.7	(15.8)

% Data plus Digital Services Revenues / MSR	72.9%	58.9%	13.9 p.p.	71.8%	1.1 p.p.	71.1%	56.1%	14.9 p.p.

As of 3Q16, for a better understanding of the business and to better reflect the results of our digital initiatives, digital services and VAS revenues were booked under the same line. With this in mind and for comparison purposes, historical figures were reclassified. The complete history of 2015 and 2016 data can be found on our website ( www.telefonica.com.br/ir)

Net mobile revenue climbed 2.7% in 3Q17 over 3Q16, thanks to the upturn in mobile services revenue, 3.7% up y-o-y, influenced by the continuous increase in data and digital services revenue, partially offset by lower voice revenue, the effect from MTR reductions in February 2017 (+6.1% excluding the regulatory effect), in addition to the lower revenue from the sale of handsets. The increase in mobile services revenue was affected by one-time revenues coming from wholesale agreements in 3Q16. Excluding this effect, mobile services revenue grew 6.2% y-o-y in 3Q17.

Outgoing voice revenue fell 36.2% versus 3Q16, mainly reflecting the higher consumption of data services as a substitute for voice services, in addition to the wholesalerevenues already mentioned recorded in 3Q16. The prepaid segment wasalso influenced by the y-o-y reduction in the volume of recharges, mainly due to the current macroeconomic conditions.
Mobile services revenue expanded by 3.7% in 3Q17, fueled by data

Interconnection revenue rose 9.1% in 3Q17 over 3Q16, mainly due to higher incoming traffic from other operators, partially offset by the MTR tariff reduction in February 2017 (-45.6%).

Data and digital services revenue rose 28.2% in 3Q17 over 3Q16 and continued to be the main source of the Company’s revenue growth, reflecting our strategy focused on data. This performance was influenced by the upselling of data bundles, particularly in postpaid offers, due to the higher adherence to family plans and the strong growth of our digital revenues. In 3Q17, data and digital services revenue represented 72.9% of net mobile services revenue, up by 13.9 p.p. y-o-y.

SMS (P2P Messaging) revenue fell 9.1% y-o-y in 3Q17, reflecting the lower consumption of this service due to its maturity.

Mobile internet revenue posted growth of 23.2% y-o-y, accounting for 71.0% of data and digital services revenue in 3Q17. This performance is directly linked to the growth of postpaid data accesses, particularly in 4G plans, the increased sale of stand-alone data packages and customer base using smartphones. In September 2017, 81.5% of our customer base already had smartphones or web phones, 3.9 p.p. up on 3Q16.

Data and digital services revenue rose 28.2% y-o- y, accounting for 72.9% of mobile services revenue in 3Q17	Digital services revenue climbed 78.0% in 3Q17 over 3Q16, mainly due to the inclusion of value added services in hybrid and prepaid plans (GoRead, NBA and Kantoo) during the quarter.

Other services revenue contracted R$ 5.3 million y-o-y, mainly due to the subsidies granted to Vivo Valoriza, the Company’s customer loyalty program, which has been increasingly adopted by our customers.

Mobile handset revenue contracted by 17.2% in 3Q17 over 3Q16, mainly due to the Company’s higher selectiveness in the sale of terminals focused on higher-value customers.

FIXED LINE BUSINESS
OPERATIONAL PERFORMANCE

Thousand	3Q17	3Q16	∆%	2Q17	∆%	9M17	9M16	∆%

Total fixed accesses	23,077	23,706	(2.7)	23,250	(0.7)	23,077	23,706	(2.7)
Fixed voice accesses	14,007	14,634	(4.3)	14,168	(1.1)	14,007	14,634	(4.3)
Residential	9,059	9,581	(5.4)	9,178	(1.3)	9,059	9,581	(5.4)
Corporate	4,503	4,609	(2.3)	4,545	(0.9)	4,503	4,609	(2.3)
Others	445	444	0.2	444	0.2	445	444	0.2
Fixed broadband	7,452	7,310	1.9	7,435	0.2	7,452	7,310	1.9
FTTx	4,472	4,115	8.7	4,366	2.4	4,472	4,115	8.7
Others	2,980	3,194	(6.7)	3,069	(2.9)	2,980	3,194	(6.7)
Pay TV	1,618	1,762	(8.2)	1,647	(1.8)	1,618	1,762	(8.2)
Voice ARPU (R$/month)	39.3	42.2	(7.0)	41.7	(5.9)	41.0	42.9	(4.6)
Broadband ARPU (R$/month)	52.2	44.8	16.5	49.5	5.5	50.1	44.6	12.2
Pay TV ARPU (R$/month)	99.2	92.6	7.2	95.1	4.4	96.3	90.7	6.3

The FTTx broadband base reached 4.5 million customers in 3Q17, accounting for 60.0% of total broadband accesses	o	The fixed base totaled 23,077 thousand accesses in 3Q17, 2.7% down on 3Q16, mainly influenced by the performance of voice accesses.
	o	Fixed voice accesses totaled 14,007 thousand in 3Q17, 4.3% down on 3Q16, mainly reflecting the fixed-to-mobile substitution and the voice-to- data migration. Voice ARPU fell 7.0% y-o-y, also reflecting the negative impact caused by reductions in interconnection tariffs.

o	Fixed broadband accesses registered 7.5 million customers in 3Q17, 1.9% more than in 3Q16. The FTTx customer base expanded by 8.7% in 3Q17 over 3Q16, reaching 4.5 million accesses, 1.2 million of which in the FTTH technology, 44.9% more than in the previous year. FTTx customers accounted for 60.0% of total broadband accesses, fueling the ARPU, which grew 16.5% in 3Q17 over 3Q16.

Broadband ARPU grew 16.5% y-o-y in 3Q17	o	Pay TV accesses contracted by 8.2% y-o-y, closing the third quarter with 1.6 million subscribers. IPTV accesses grew 54.5% in 3Q17 over 3Q16, while TV ARPU increased by 7.2%, reflecting the Company’s strategy of focusing on higher-value clients.

NET OPERATING REVENUE

Consolidated in R$ million	3Q17	3Q16	∆%	2Q17	∆%	9M17	9M16	∆%

Net operating fixed revenue	4,275.8	4,254.4	0.5	4,162.9	2.7	12,564.9	12,689.2	(1.0)

Voice	1,658.5	1,860.4	(10.9)	1,778.6	(6.8)	5,233.3	5,735.0	(8.7)
Interconnection	41.3	57.9	(28.6)	43.6	(5.3)	135.4	217.4	(37.7)
Broadband¹	1,165.8	978.4	19.2	1,096.8	6.3	3,326.5	2,901.7	14.6
Corporate Data and IT	758.8	711.9	6.6	604.5	25.5	1,948.0	1,900.5	2.5
Pay TV	486.6	489.1	(0.5)	472.3	3.0	1,437.5	1,446.8	(0.6)
Other services	164.7	156.7	5.1	167.2	(1.5)	484.1	487.8	(0.8)

% Non-Voice Revenues² / Net Operating Fixed Revenue	60.2%	54.9%	5.3 p.p.	56.2%	4.0 p.p.	57.3%	53.1%	4.2 p.p.
1) Broadband revenue includes residential clients and SMEs. 2) Non-voice revenue includes revenues for Broadband, Corporate Data and IT, Pay TV and Other Services.

Net revenue from the fixed business rose 0.5% in 3Q17 over 3Q16, impacted by the increase in broadband, corporate data and IT revenue, partially offset by fixed-to-mobile tariff (VC) and fixed interconnection tariff (TU-RL and TU-RIU) reductions in February 2017. Excluding the negative effect from tariff reductions, net fixed services revenue increased by 1.8%.

Voice revenue fell 10.9% in 3Q17 over 3Q16, mainly due to the maturity of the service and the fixed-to-mobile substitution. Excluding VC reductions (-17.7%), voice revenue fell 8.3% y-o-y.

Interconnection revenue moved down by 28.6% in 3Q17 over 3Q16, due to the reduction in TU-RL (-35.3%) and TU-RIU (-50.9%) in February 2017. Excluding this effect, interconnection revenue contracted by 11.9%, due to the lower incoming traffic.

Broadband revenue rose 19.2% in 3Q17 over 3Q16, fueled by the increase in ultra-broadband revenue, which accounted for approximately 61.8% of this line in the period and grew 23.1% over the previous year, reflecting the Company’s efforts to expand the base and customer migration to higher speeds, fueling fiber accesses, with higher ARPUs, in addition to expanding the FTTH network to new cities.

Non-voice revenue accounted for 60.2% of fixed net revenue in 3Q17	Corporate data and IT revenue rose 6.6% in 3Q17 over 3Q16, mainly influenced by the negotiation of new agreements with large companies. This quarter, we reclassified B2B equipment revenue from “Other services” to “Corporate data and IT”, in order to aggregate services in their respective segments. The 2016 and 2017 historical figures can be found in the exhibit on page 19.

UBB and IPTV revenues grew 23.1% and 76.8% in 3Q17, respectively	Pay TV revenue contracted 0.5% in 3Q17 over 3Q16. The Company continued with its selective strategy for this service, focusing on higher-value products, such as IPTV, whose revenue grew 76.8% y-o-y, in order to improve customer experience and optimize the profitability of this service.

CONSOLIDATED OPERATING COSTS

Consolidated in R$ million	3Q17	3Q16	∆%	2Q17	∆%	9M17	9M16	∆%

Operating costs	(7,209.0)	(7,283.1)	(1.0)	(7,168.8)	0.6	(21,454.0)	(21,235.7)	1.0

Personnel	(948.4)	(939.0)	1.0	(916.1)	3.5	(2,776.4)	(2,871.6)	(3.3)
Costs of Services Rendered	(2,906.8)	(3,050.6)	(4.7)	(2,861.8)	1.6	(8,679.8)	(9,124.1)	(4.9)
Interconnection	(351.9)	(453.7)	(22.4)	(324.6)	8.4	(1,069.5)	(1,461.3)	(26.8)
Taxes and contributions	(448.2)	(496.3)	(9.7)	(449.5)	(0.3)	(1,355.1)	(1,430.4)	(5.3)
Third-party services	(1,426.9)	(1,463.9)	(2.5)	(1,388.2)	2.8	(4,230.8)	(4,384.6)	(3.5)
Others	(679.8)	(636.7)	6.8	(699.5)	(2.8)	(2,024.4)	(1,847.8)	9.6
Cost of Goods Sold	(483.9)	(513.5)	(5.8)	(464.7)	4.1	(1,421.3)	(1,565.1)	(9.2)
Commercial Expenses	(2,366.9)	(2,257.8)	4.8	(2,356.8)	0.4	(6,969.1)	(6,619.8)	5.3
Provision for bad debt	(380.4)	(342.6)	11.0	(370.8)	2.6	(1,108.9)	(1,004.0)	10.4
Third-party services	(1,890.6)	(1,840.9)	2.7	(1,884.2)	0.3	(5,581.1)	(5,371.3)	3.9
Others	(95.9)	(74.3)	29.1	(101.8)	(5.8)	(279.1)	(244.5)	14.2
General and Administrative Expenses	(378.2)	(372.9)	1.4	(364.5)	3.8	(1,110.4)	(1,148.6)	(3.3)
Other net operating revenue (expenses)	(124.8)	(149.3)	(16.4)	(204.9)	(39.1)	(497.0)	93.5	n.a.

Recurring Operational Costs¹	(7,209.0)	(7,283.1)	(1.0)	(7,168.8)	0.6	(21,454.0)	(21,648.0)	(0.9)

1) Excludes the non-recurring effect from the sale of towers in 1Q16, positively impacting costs by R$513.5 million, and the corporate restructuring in 2Q16, which generated a negative impact of R$101.2 million.

The Company’s operating costs, excluding depreciation and amortization expenses, totaled R$7,209.0 million in 3Q17, 1.0% down on 3Q16, in a period when inflation was 2.5% (IPCA-12M).

Personnel costs rose by 1.0% in 3Q17 over 3Q16, below the period’s inflation, mainly due to the collective bargaining agreement with base date in September 2016 (average increase of 8.0%), partially offset by restructuring processes in recent years.

Operating costs decreased 1.0% y-o-y in 3Q17

The cost of services rendered contracted by 4.7% in 3Q17 over 3Q16, positively influenced by MTR/VC and TU-RL/TU-RIU reductions in February 2017. Excluding this effect, costs remained flat (+0.1% y-o-y) due to greater synergies related to TV content as of 4Q16 and lower mobile content expenses.

Cost of goods sold (COGS) fell 5.8% in 3Q17 over 3Q16, reflecting the Company’s strategy of focusing on higher-value clients and profitability.

Cost of services rendered fell 4.7% in 3Q17 over 3Q16, influenced by regulatory effects, efficiency measures and the capture of synergies	Commercial expenses climbed 4.8% in 3Q17 over 3Q16, mainly due to higher commission expenses associated with ARPU growth and increased volume of net additions in high-end customers (postpaid and ultra-broadband services).

Provisions for bad debt closed 3Q17 at R$380.4 million, 2.6% up on 2Q17, mainly due to the larger postpaid and broadband customer base. As a result, default remained controlled y-o-y, accounting for 2.3% of 3Q17 gross revenue. The Company continued adopting effective collection initiatives and strict credit granting criteria, in the constant pursuit of greater efficiency in identifying clients’ risk profile.

Third-party services grew 2.7% in 3Q17, influenced by higher expenses due to the expansion of sales in the postpaid and ultra-broadband segments, the latter due to increased FTTH sales, wich was fueled by the launch of the services in new cities. The increase is partially offset by the reduction in the costs from mailing and billing, reflecting the Company’s efforts with digitalization initiatives, which contribute to a higher penetration level of e-billing in our customer base and a higher e-commerce share in products and services sales.

Commercial expenses rose 4.8% y-o-y in 3Q17, due to the strong commercial activity in higher-value segments
General and administrative expenses remained stable in 3Q17, registering a slight increase of 1.4% y-o-y.

Other net operating revenues (expenses) totaled an expense of R$124.8 million in 3Q17, R$24.5 million down on 3Q16 as a result of lower contingencies in the period.

EBITDA

EBITDA totaled R$3,676.9 million in 3Q17, accompanied by an EBITDA margin of 33.8% and growth of 7.8% y-o-y	EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$3,676.9 million in 3Q17, 7.8% up on 3Q16, accompanied by an EBITDA margin of 33.8%, 1.9 p.p. up on 3Q16

In 9M17, recurring EBITDA came to R$10,719.2 million, 7.3% up y-o-y, accompanied by a recurring EBITDA margin of 33.3%, 1.7 p.p. up on the same period last year.

The increase in EBITDA is due to revenue expansion and cost-efficiency measures adopted by the Company in the period.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	3Q17	3Q16	∆%	2Q17	∆%	9M17	9M16	∆%

Depreciation and Amortization	(1,962.0)	(1,972.6)	(0.5)	(1,957.2)	0.2	(5,862.8)	(5,839.2)	0.4
Depreciation	(1,327.7)	(1,315.1)	1.0	(1,318.0)	0.7	(3,937.8)	(3,899.5)	1.0
Amortization of intangibles¹	(289.0)	(289.1)	(0.0)	(289.0)	0.0	(867.0)	(891.0)	(2.7)
Other amortizations	(345.3)	(368.4)	(6.3)	(350.2)	(1.4)	(1,058.0)	(1,048.7)	0.9
1) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and of GVT as of 2Q15.

The Depreciation and Amortization line fell 0.5% in 3Q17 over 3Q16, but rose 0.4% in 9M17 over 9M16 due to a sustainable investment level in recent years.

FINANCIAL RESULT

Consolidated in R$ million	3Q17	3Q16	∆%	2Q17	∆%	9M17	9M16	∆%

Net Financial Income	(170.5)	(296.3)	(42.5)	(264.3)	(35.5)	(725.2)	(919.2)	(21.1)

Income from financial investments	173.7	211.7	(17.9)	180.0	(3.5)	543.9	509.3	6.8
Debt Interest	(240.7)	(292.9)	(17.8)	(240.6)	0.0	(775.4)	(840.8)	(7.8)
Monetary and exchange variation	(69.9)	(145.5)	(52.0)	(211.5)	(67.0)	(406.9)	(28.8)	1,312.8
Gains (losses) on derivative transactions	(26.6)	(12.4)	114.5	12.1	n.a.	(63.8)	(315.1)	(79.8)
Other financial income (expenses)	(7.0)	(57.2)	(87.8)	(4.3)	62.8	(23.0)	(243.8)	(90.6)

Net financial expenses reduced 42.5% (R$125.8 million) in 3Q17 over 3Q16 influenced by the lower average net debt and the decline in interest rates in the period.

Net financial expenses reduced 21.1% (R$194.0 million) in 9M17 over 9M16 also influenced by the lower average net debt and the decline in interest rates in the period.

Net Income

Net income totaled R$1,222.7 million in 3Q17, 28.3% higher than in the same period in 2016.
Net income grew 28.3% y-o-y

In 9M17, Recurring net income totaled R$3,091.8 million, 19.0% up y-o-y. The increase in net income was mainly influenced by the higher EBITDA and the improved financial result recorded in the period.

CapEx

Consolidated in R$ million	3Q17	3Q16	∆%	2Q17	∆%	9M17	9M16	∆%

Total	2,187.5	2,126.4	2.9	1,818.0	20.3	5,333.6	5,389.0	(1.0)

Network	1,931.9	1,684.5	14.7	1,590.4	21.5	4,715.7	4,503.7	4.7
Technology / Information System	179.3	205.5	(12.7)	172.8	3.8	462.4	556.4	(16.9)
Products and Services, Channels, Adm. and others	76.2	51.0	49.5	54.8	38.9	155.6	143.4	8.5
Licenses	0.0	185.5	n.a.	0.0	n.a.	0.0	185.5	n.a.

Capex (ex-licenses) / Net operating revenue	20.1%	18.2%	1.9 p.p.	17.0%	3.1 p.p.	16.6%	16.4%	0.1 p.p.

CapEx totaled R$2,187.5 million, a 2.9% increase in 3Q17 over 3Q16, accounting for 20.1% of net operating revenue.

In 9M17, the Company invested R$5,333.6 million, accounting for 16.6% of net operating revenue. The Company continued to invest mainly in the expansion of its network capacity, 4G coverage and FTTH technology into new cities, as well as in increasing FTTx penetration, and IT investment to support the digitalization process at the Company.

The Company led the 4G network expansion in cities in Brazil, adding 1,403 new cities in 2017, totaling 1,919 cities through September 2017, representing 75.7% of the country’s population, as shown in the chart below:

The Company also expanded its FTTH footprint to 12 new cities. In all the cities where we have already been operating for more than three months, we are leaders in broadband with speeds above 34Mbps, with an average market share of 82.0%.

CASH FLOW¹

Consolidated in R$ million	3Q17	3Q16	∆ R$	2Q17	∆ R$	9M17	9M16	∆ R$

Recurring EBITDA	3,676.9	3,410.3	266.6	3,528.4	148.5	10,719.2	9,986.8	732.4

Investments (CAPEX)	(2,187.5)	(1,941.0)	(246.5)	(1,818.0)	(369.5)	(5,333.6)	(5,203.5)	(130.2)
Payment of interest, taxes and other financial exp (rev)	(528.0)	(265.0)	(263.0)	(244.0)	(284.0)	(1,182.2)	(895.0)	(287.2)
Working capital variation	958.7	313.2	645.4	492.2	466.5	353.2	(652.6)	1,005.8
Other receivables/payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Free Cash Flow of business activity	1,920.1	1,517.5	402.6	1,958.7	(38.5)	4,556.6	3,235.8	1,320.8

Payment of spectrum	0.0	(185.5)	185.5	0.0	0.0	0.0	(185.5)	185.5
Receipt of tower sale	0.0	0.0	0.0	0.0	0.0	0.0	562.5	(562.5)
Non-recurring items	0.0	(79.3)	79.3	0.0	0.0	(655.1)	(101.1)	(554.0)

Free Cash Flow after extraordinaries²	1,920.1	1,252.8	667.4	1,958.7	(38.5)	3,901.5	3,511.7	389.8

1) The criterion used for cash flow excludes amounts paid as income tax from the allocation of interest on equity, which were previously included in the calculation.
2) Payment from the cleaning of the 700 MHz 4G spectrum in 1Q17 totaling R$655.1 million and revenue from the sale of towers totaling R$562.5 million in 2Q16, as well as expenses with the provision for the corporate restructuring totaling R$21.8 in 2Q16 and R$79.3 million in 3Q16.

Free cash flow from business activities grew 40.8% y-o-y in 9M17	Free cash flow from business activities came to R$1,920.1 million in 3Q17, an increase of R$402.6 million over 3Q16, due to the improved operating result and maintenance of investments at a sustainable level. In 9M17, free cash flow after non-recurring events increased by R$667.4 million, also influenced by the improved operating result.

DEBT

LOANS AND FINANCING (IN R$ MILLION)

September 2017
Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency

BNDES	UR LTIR	LTIR + 0.00% to 4.08%	Until 2023	632.1	1,089.9	1,722.0
BNDES	R$	2.5% to 6.0%	Until 2023	89.8	171.3	261.1
BNDES	R$	SELIC D-2 + 2.32%	Until 2023	50.9	319.0	369.9
BNB	R$	7.0% to 10.0%	Until 2022	15.1	58.5	73.5
Confirming	R$	109.1% to 117.1% of CDI	Until 2018	439.7	-	439.7
Debentures 4th issue - Series 3	R$	IPCA + 4.0%	Until 2019	1.5	39.6	41.1
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	Until 2021	28.3	71.4	99.7
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	Until 2018	1,358.7	-	1,358.7
Debentures 5th issue - Single Series	R$	108.25% of CDI	Until 2022	26.4	1,996.2	2,022.5
Financial Leases	R$	-	Until 2033	40.1	348.1	388.2
Contingent Consideration	R$	-	Until 2025	-	440.4	440.4

Foreign currency

Resolution 4131	US$	2.05% and Libor + 2.00%	Until 2017	589.4	-	589.4
BNDES	UMBND	ECM + 2.38%	Until 2019	136.4	113.9	250.3

Total				3,408.2	4,648.4	8,056.6

NET FINANCIAL DEBT				L.T. OBLIGATIONS
				(R$ million)
Consolidated in R$ million	9/30/2017	6/30/2017	9/30/2016	September 2017

Short-term Debt	3,408.2	5,540.2	3,715.7	Year	Amount
Long-term Debt	4,648.4	4,881.8	5,128.5
Total Debt	8,056.6	10,422.0	8,844.2	2018	278.4
Cash and cash equivalents	(5,582.7)	(7,458.4)	(5,837.4)	2019	831.5
Net derivatives position	(18.8)	(77.2)	(10.6)	2020	405.0
Contingent Consideration Guarantee Asset²	(440.4)	(432.9)	(404.8)	2021	1,276.6
Net debt	2,014.7	2,453.5	2,591.5	Após 2021	1,856.9
Net debt/EBITDA³	0.14	0.17	0.19	Total	4,648.4

1) Includes investments in BNB given as a guarantee for loans with that bank.
2) Alignment of the classification criterion of the contingent consideration guarantee asset for the purposes of calculating pro-forma net debt.
3) LTM EBITDA.

The Company closed 3Q17 with a gross debt of R$8,056.6 million, 10.4% of which denominated in foreign currency. The reduction in gross debt is related to the settlement of loans and financing in the period. Currently, foreign exchange exposure of debt is covered by hedge operations.

Net debt totaled R$2,014.7 million at the close of 3Q17, accounting for 0.14x LTM EBITDA. In 3Q17 over 2Q17, net debt contracted by R$438.8 million, essentially due to the operating cash flow generation in the period.

Capital Market

Telefônica Brasil’s Market Cap totaled R$81.1 billion on September 30, 2017	Telefônica Brasil's common (ON) and preferred (PN) shares are traded on the B3 under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 3Q17 at R$43.12 and R$50.47, respectively, recording year-to-date valuation of 18.5% and 14.5%. Year-to-date total shareholder return (TSR) reached 19.9% for common shares and 15.8% for preferred shares.

The Company's ADRs ended the quarter at US$15.84, 18.4% up in 2017.

The daily traded volume of VIVT3 and VIVT4 in 9M17 averaged R$936.5 thousand and R$77,888.5 thousand, respectively. The daily traded volume of ADRs averaged US$20,698.6 thousand in the same period. The chart below shows the Company's stock performance:

Capital Stock

Capital Stock Breakdown	September 30, 2017	Common	Preferred	Total

	Controlling Company	540,033,264	704,207,855	1,244,241,119
		94.47%	62.91%	73.58%
	Minority shareholders	29,320,789	415,131,851	444,452,640
		5.13%	37.09%	26.28%
	Treasury shares	2,290,164	1,000	2,291,164
		0.40%	0.00%	0.14%
	Total number of shares	571,644,217	1,119,340,706	1,690,984,923

	Book Value per share:	R$ 41.16
	Subscribed/Paid-in Capital:	R$ 63,571.4	Million

Dividends

IOC declared based on 2017 results totaled R$930.0 million	In the third quarter of 2017, the Board of Directors’ meeting of September 18, 2017 approved the payment of interest on equity related to fiscal year 2017, totaling the gross amount of R$305.0 million. The payment will be made until the end of fiscal year 2018, on a date to be defined by the Board of Executive Officers, to holders of common and preferred shares of record on September 29, 2017. The following table shows the amounts to be distributed per share:

2017	Deliberation	Shareholding Position	Gross Amount (reais million)	Net Amount (reais million)	Shares	Gross amount per share (reais)	Net amount per share (reais)	Payment beginning date
IOC	09/18/2017	09/29/2017	305.0	259.3	ON	0.169385	0.143978	Up to 12/31/2018
(based on Aug-17)					PN	0.186324	0.158375
IOC	06/19/2017	06/30/2017	95.0	80.8	ON	0.052759	0.044845	Up to 12/31/2018
(based on May-17)					PN	0.058035	0.049330
IOC	03/20/2017	03/31/2017	350.0	297.5	ON	0.194377	0.165220	Up to 12/31/2018
(based on Feb-17)					PN	0.213814	0.181742
IOC	02/13/2017	02/24/2017	180.0	153.0	ON	0.099965	0.084970	Up to 12/31/2018
(based on Jan-17)					PN	0.109962	0.093467

2016	Deliberation	Shareholding Position	Gross Amount (reais million)	Net Amount (reais million)	Shares	Gross amount per share (reais)	Net amount per share (reais)	Payment beginning date
Dividends	04/26/2017	04/26/2017	1,914.0	1,914.0	ON	1.062955	1.062955	12/13/2017
(based on Dec-16)					PN	1.169250	1.169250
IOC	12/19/2016	12/30/2016	604.1	513.5	ON	0.335519	0.285191	12/13/2017
(based on Nov-16)					PN	0.369071	0.313710
IOC	09/19/2016	09/30/2016	650.0	552.5	ON	0.360985	0.306837	08/22/2017
(based on Aug-16)					PN	0.397084	0.337521
IOC	06/17/2016	06/30/2016	161.0	136.9	ON	0.089413	0.076001	08/22/2017
(based on May-16)					PN	0.098355	0.083601
IOC	04/18/2016	04/29/2016	220.0	187.0	ON	0.122180	0.103853	08/22/2017
(based on Mar-16)					PN	0.134398	0.114238
IOC	03/18/2016	03/31/2016	337.0	286.5	ON	0.187157	0.159083	08/22/2017
(based on Feb-16)					PN	0.205873	0.174992
IOC	02/19/2016	02/29/2016	200.0	170.0	ON	0.111072	0.094412	08/22/2017
(based on Jan-16)					PN	0.122180	0.103853

16

INCOME STATEMENT

Consolidated in R$ million	3Q17	3Q16	∆%	2Q17	∆%	9M17	9M16	∆%

Gross Operating Revenues	16,582.8	16,259.1	2.0	16,553.2	0.2	49,706.4	48,294.1	2.9

Net Operating Revenues	10,885.9	10,693.4	1.8	10,697.2	1.8	32,173.2	31,634.8	1.7

Mobile	6,610.1	6,439.0	2.7	6,534.3	1.2	19,608.4	18,945.6	3.5
Fixed	4,275.8	4,254.4	0.5	4,162.9	2.7	12,564.9	12,689.2	(1.0)

Operating Costs	(7,209.0)	(7,283.1)	(1.0)	(7,168.8)	0.6	(21,454.0)	(21,235.7)	1.0

Personnel	(948.4)	(939.0)	1.0	(916.1)	3.5	(2,776.4)	(2,871.6)	(3.3)
Costs of services rendered	(2,906.8)	(3,050.6)	(4.7)	(2,861.8)	1.6	(8,679.8)	(9,124.1)	(4.9)
Interconnection	(351.9)	(453.7)	(22.4)	(324.6)	8.4	(1,069.5)	(1,461.3)	(26.8)
Taxes and contributions	(448.2)	(496.3)	(9.7)	(449.5)	(0.3)	(1,355.1)	(1,430.4)	(5.3)
Third-party services	(1,426.9)	(1,463.9)	(2.5)	(1,388.2)	2.8	(4,230.8)	(4,384.6)	(3.5)
Others	(679.8)	(636.7)	6.8	(699.5)	(2.8)	(2,024.4)	(1,847.8)	9.6
Cost of goods sold	(483.9)	(513.5)	(5.8)	(464.7)	4.1	(1,421.3)	(1,565.1)	(9.2)
Commercial Expenses	(2,366.9)	(2,257.8)	4.8	(2,356.8)	0.4	(6,969.1)	(6,619.8)	5.3
Provision for bad debt	(380.4)	(342.6)	11.0	(370.8)	2.6	(1,108.9)	(1,004.0)	10.4
Third-party services	(1,890.6)	(1,840.9)	2.7	(1,884.2)	0.3	(5,581.1)	(5,371.3)	3.9
Others	(95.9)	(74.3)	29.1	(101.8)	(5.8)	(279.1)	(244.5)	14.2
General and administrative expenses	(378.2)	(372.9)	1.4	(364.5)	3.8	(1,110.4)	(1,148.6)	(3.3)
Other net operating revenue (expenses)	(124.8)	(149.3)	(16.4)	(204.9)	(39.1)	(497.0)	93.5	n.a.

EBITDA	3,676.9	3,410.3	7.8	3,528.4	4.2	10,719.2	10,399.1	3.1
EBITDA Margin %	33.8%	31.9%	1.9 p.p.	33.0%	0.8 p.p.	33.3%	32.9%	0.4 p.p.

Depreciation and Amortization	(1,962.0)	(1,972.6)	(0.5)	(1,957.2)	0.2	(5,862.8)	(5,839.2)	0.4
Depreciation	(1,327.7)	(1,315.1)	1.0	(1,318.0)	0.7	(3,937.8)	(3,899.5)	1.0
Amortization of intangibles	(289.0)	(289.1)	(0.0)	(289.0)	0.0	(867.0)	(891.0)	(2.7)
Others amortizations	(345.3)	(368.4)	(6.3)	(350.2)	(1.4)	(1,058.0)	(1,048.7)	0.9

EBIT	1,714.9	1,437.7	19.3	1,571.2	9.1	4,856.4	4,559.9	6.5

Net Financial Income	(170.5)	(296.3)	(42.5)	(264.3)	(35.5)	(725.2)	(919.2)	(21.1)
Income from financial investments	173.7	211.7	(17.9)	180.0	(3.5)	543.9	509.3	6.8
Debt Interest	(240.7)	(292.9)	(17.8)	(240.6)	0.0	(775.4)	(840.8)	(7.8)
Monetary and exchange variation	(69.9)	(145.5)	(52.0)	(211.5)	(67.0)	(406.9)	(28.8)	1,312.8
Gains (losses) on derivative transactions	(26.6)	(12.4)	114.5	12.1	n.a.	(63.8)	(315.1)	(79.8)
Other financial income (expenses)	(7.0)	(57.2)	(87.8)	(4.3)	62.8	(23.0)	(243.8)	(90.6)

Gain (loss) on investments	0.0	0.3	n.a.	0.5	n.a.	1.3	1.0	30.0

Taxes	(321.7)	(189.0)	70.2	(434.5)	(26.0)	(1,040.7)	(771.3)	34.9

Net income	1,222.7	952.7	28.3	872.9	40.1	3,091.8	2,870.4	7.7

BALANCE SHEET

Consolidated in R$ million	09/30/2017	12/31/2016	∆%

ASSETS	102,287.0	102,066.2	0.2

Current assets	18,669.2	18,398.9	1.5
Cash and cash equivalents	5,571.1	5,105.1	9.1
Accounts receivable from customers	10,237.5	9,934.2	3.1
Provision for doubtful accounts	(1,446.5)	(1,232.5)	17.4
Inventories	380.6	410.4	(7.3)
Recoverable taxes	2,662.6	3,027.2	(12.0)
Escrow deposits and frozen assets	305.5	302.4	1.0
Derivative financial instruments	80.5	68.9	16.8
Prepaid expenses	521.5	343.1	52.0
Other assets	356.4	440.1	(19.0)

Non-Current Assets	83,617.8	83,667.3	(0.1)
Accounts receivable from customers	466.4	472.8	(1.4)
Provision for doubtful accounts	(175.9)	(167.4)	5.1
Financial Investments	85.3	78.2	9.1
Recoverable taxes	428.4	476.9	(10.2)
Deffered taxes	364.4	27.5	1,225.1
Escrow deposits and frozen assets	6,334.9	6,049.1	4.7
Derivative financial instruments	96.5	144.1	(33.0)
Other assets	109.7	92.0	19.2
Investments	94.0	85.7	9.7
Property, plant and equipment, net	32,417.0	31,924.9	1.5
Intangible assets, net	43,397.1	44,483.5	(2.4)

LIABILITIES	102,287.0	102,066.2	0.2

Current liabilities	19,473.6	20,438.5	(4.7)
Payroll and related charges	825.3	760.6	8.5
Suppliers and accounts payable	7,290.6	7,611.2	(4.2)
Taxes	1,867.0	1,770.7	5.4
Loans and financing	1,993.4	2,543.0	(21.6)
Debentures	1,414.8	2,120.5	(33.3)
Dividends and interest on shareholders equity	3,525.5	2,195.0	60.6
Provisions	1,288.7	1,183.6	8.9
Derivative financial instruments	142.9	183.2	(22.0)
Deferred revenues	415.0	429.9	(3.5)
Authorization licenses	137.0	955.0	(85.7)
Other liabilities	573.4	685.8	(16.4)

Non-Current Liabilities	13,301.4	12,383.3	7.4
Payroll and related charges	21.0	11.0	90.9
Taxes	47.7	49.1	(2.9)
Deferred taxes	819.5	0.0	n.a.
Suppliers and accounts payable	0.0	71.9	n.a.
Loans and financing	2,541.1	3,126.8	(18.7)
Debentures	2,107.3	1,433.8	47.0
Provisions	6,745.5	6,625.6	1.8
Derivative financial instruments	15.3	1.4	992.9
Deferred revenues	407.8	511.8	(20.3)
Lincence of authorization	115.3	93.5	23.3
Other liabilities	480.9	458.4	4.9

Shareholders' equity	69,512.0	69,244.4	0.4
Capital Stock	63,571.4	63,571.4	0.0
Capital Reserve	1,213.5	1,272.5	(4.6)
Profit Reserve	2,483.0	2,475.0	0.3
Additional proposed dividends	0.0	1,914.0	n.a.
Other comprehensive income	17.5	11.5	52.2
Accumulated profits	2,226.6	0.0	n.a.

EXHIBIT

NET OPERATING FIXED REVENUES

Up to 2Q17, B2B equipment revenue was included under the “Other Services” line. In order to aggregate services in their respective segments, there have been some historical reclassifications in the evolution of revenues between “Corporate Data and IT” and “Other Services”. The new figures are presented in the table below.

Consolidated in R$ million	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17

Net operating fixed revenue	4,218.5	4,216.3	4,254.4	4,281.0	4,126.2	4,162.9	4,275.8	0.0

Voice	1,950.4	1,924.2	1,860.4	1,889.0	1,796.3	1,778.6	1,658.5	0.0
Interconnection	103.8	55.7	57.9	62.6	50.4	43.6	41.3	0.0
Broadband	955.2	968.2	978.4	1,021.4	1,064.0	1,096.8	1,165.8	0.0
Corporate Data and IT	571.0	617.7	711.9	659.6	584.7	604.5	758.8	0.0
Pay TV	476.1	481.6	489.1	485.7	478.6	472.3	486.6	0.0
Other services	162.0	169.1	156.7	162.6	152.2	167.2	164.7	0.0
The new base, which includes reclassifications, is available on our website (Note: www.telefonica.com.br/ir).

DEBT

Up to 2Q17, the net debt methodology did not include the Contingent Consideration guarantee asset, although the Contingent Consideration was always included in liabilities. Therefore, for the alignment of the classification criteria, we included the Contingent Consideration guarantee asset for the pro forma net debt and leverage.

Consolidated in R$ million	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17

Short-term Debt	1,319.5	1,643.7	3,715.7	4,663.5	4,455.1	5,540.2	3,408.2
Long-term Debt	7,602.2	6,983.7	5,128.5	4,560.6	6,367.8	4,881.8	4,648.4
Total Debt	8,921.7	8,627.3	8,844.2	9,224.1	10,822.9	10,422.0	8,056.6
Cash and cash equivalents	(4,108.3)	(5,717.1)	(5,837.4)	(5,115.9)	(6,296.1)	(7,458.4)	(5,582.7)
Net derivatives position	(126.9)	(11.7)	(10.6)	(28.4)	22.3	(77.2)	(18.8)
Contingent Consideration Guarantee Asset	(383.6)	(393.9)	(404.8)	(414.7)	(424.3)	(432.9)	(440.4)
Net debt	4,302.9	2,504.6	2,591.5	3,665.1	4,124.8	2,453.5	2,014.7
Net debt/EBITDA	0.32	0.18	0.19	0.26	0.30	0.17	0.14

CONFERENCE CALL

English

Date: October 25, 2017 (Wednesday)

Time: 11:00 a.m. (Brasilia) and 09:00 a.m. (New York)

Phone: +1 (412) 717-9224

Access Code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call can be accessed, one hour after the event, until November 6, 2017.
Phone: +1 (412) 317-0088 - Code: 10111984#

Telefônica Brasil - Investor Relations

     Eduardo Navarro
David Melcon
Luis Plaster
João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000
Phone: +55 11 3430-3687
Email: ir.br@telefonica.com
Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 24, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director